Exhibit(b)(2)

                              AMENDMENT TO BY-LAWS
                          SCUDDER NEW EUROPE FUND, INC.

                                November 20, 2002
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RESOLVED, that Article III, Section 10 of the Fund's By-Laws shall be amended to read as follows:

SECTION 10. Treasurer and Assistant Treasurer. The Treasurer shall be the chief financial officer of the Trust and, subject to the provisions of any contract that may be entered into with any custodian pursuant to authority granted by the Board of Directors, the Treasurer shall have charge of all receipts and disbursements of the Corporation and shall have or provide for the custody of the Corporation's funds and securities; he shall have full authority to receive and give receipts for all money due and payable to the Corporation, and to endorse checks, drafts and warrants, in its name and on its behalf and to give full discharge for the same; and he shall deposit all funds of the Corporation, except those that may be required for current use, in such banks or other places of deposit as the Board of Directors may from time to time designate. The Treasurer shall render to the Board of Directors such financial information as the Board shall direct. In general, he shall perform all duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board of Directors or the President.

Any Assistant Treasurer may perform such duties of the Treasurer as the Treasurer, the President or the Board of Directors may assign, and, in the absence of the Treasurer, the Assistant Treasurer may perform all of the duties of Treasurer.